MERRILL LYNCH RETIREMENT PLUSSM

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A
ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B

Supplement Dated June 8, 2026
to the
Notice Document dated May 1, 2026

Effective immediately, the Appendix - Investment Options Available Under the Policy has been revised to reflect the following information:

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
To seek long–term total return and current income.	BlackRock Equity Dividend V.I. Fund – Class I* Adviser: BlackRock Advisors, LLC	0.88%	21.54%	11.72%	11.28%
To seek a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities.	BlackRock Managed Volatility V.I. Fund - Class I* Adviser: BlackRock Advisors, LLC; Sub-Adviser: BlackRock International Limited	1.06%	5.98%	5.54%	4.09%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock U.S. Government Bond V.I. Fund – Class I** Adviser: BlackRock Advisors, LLC	0.64%	4.06%	3.05%	1.99%

*Please note that this fund was closed to new investments effective December 6, 1996.
**Please note that this fund was liquidated on April 28, 2023.

This Supplement updates certain information in the above referenced Prospectus (the ‘‘Prospectus’’) and the Notice Document. Except as indicated in this Supplement, all other information included in the Prospectus remains unchanged. We will send you another copy of the applicable Prospectus or any supplement without charge upon request. Please contact our Administrative Office referenced in the Prospectus.

This Supplement must be accompanied or preceded by the current Prospectus.
Please read this Supplement carefully and retain it for future reference.